Exhibit 99.1

InterCure and Cannasoul Sign Strategic Investment and Collaboration Agreements to Advance Cannabis Science and Pharmaceutical Innovation

Agreements formalize research partnership combining InterCure’s global pharmaceutical platform with Cannasoul’s world-class analytics and scientific innovation

Collaboration comes amidst reports that the Trump administration is exploring cannabis rescheduling, expected to create unprecedented opportunities in the U.S. for international operators like InterCure

NEW YORK & HERZLIYA, Israel – November 3, 2025 – InterCure Ltd. (Nasdaq: INCR / TASE: INCR) (“InterCure” or the “Company”) today announced it has entered into a definitive Share Purchase Agreement and a Collaboration Agreement with Cannasoul R&D Ltd. (“Cannasoul”), a globally recognized pioneer in cannabis research and analytics (together, the “Agreements”). The Share Purchase Agreement provides InterCure with a 28% ownership position in Cannasoul on a fully diluted basis and an exclusive path to increase its holdings to 51% within two years, while the Collaboration Agreement formalizes a partnership in research, development, and commercialization of evidence-based cannabis therapeutics.

Notably, the Agreements come as the U.S. cannabis market stands at a historic potential inflection point, with the Trump administration reportedly exploring the rescheduling of cannabis from Schedule I to Schedule III1 - a transformative regulatory shift that could potentially unlock unprecedented opportunities for international cannabis companies such as InterCure.

As part of the Agreements, Prof. Dedi Meiri, Founder of Cannasoul and a globally recognized cannabis researcher at the Technion - Israel Institute of Technology, is expected to be appointed as the Chairperson as of InterCure’s Scientific Advisory Board to be established by the Company’s board of directors. In this role, Prof. Meiri will assist in integrating Cannasoul’s advanced analytics and research capabilities into InterCure’s pharmaceutical platform, strengthening InterCure’s scientific leadership and accelerating the development of next-generation cannabis-based therapeutics.

“The Agreements mark a significant step in InterCure’s global leadership strategy,” said Alex Rabinovitch, Chief Executive Officer of InterCure. “By combining Cannasoul’s established research capabilities with InterCure’s pharmaceutical-grade platform and under the scientific advisory of Prof. Meiri, we plan to accelerate the development of next-generation cannabis therapeutics, expand our international footprint, and drive long-term value for patients and shareholders alike.”

1 https://www.cannabisbusinesstimes.com/cannabis-rescheduling/news/15752702/trump-publicly-addresses-cannabis-rescheduling-decision-coming-in-next-few-weeks

“Cannasoul’s mission has always been to translate cannabis science into meaningful therapies,” said Prof. Dedi Meiri, Founder of Cannasoul. “Through the Agreements and with the establishment of the Scientific Advisory Board, we believe that we now have the structure, resources, and global reach to move discoveries from the lab to patients faster, with the scientific rigor and scale that meaningful innovation demands.”

The transaction remains subject to customary closing conditions and regulatory approvals.

About InterCure

InterCure Ltd. (dba Canndoc) (Nasdaq: INCR) (TASE: INCR) is a leading fast-growing cannabis company operating outside of North America. Canndoc, a wholly owned subsidiary of InterCure, is Israel’s largest licensed cannabis producer and one of the first to offer Good Manufacturing Practices (GMP) certified and pharmaceutical-grade medical cannabis products. InterCure leverages its market leading distribution network, best in class international partnerships and a high-margin vertically integrated “seed-to-sale” model to lead the fastest growing cannabis global market outside of North America.

For more information, visit: https://www.intercure.co

About Cannasoul R&D Ltd.

Cannasoul R&D is a leading research and analytics laboratory globally recognized as a pioneer in cannabis science. In collaboration with Prof. Dedi Meiri’s laboratory at the Technion – Israel Institute of Technology, Cannasoul has developed advanced analytical and biological-validation platforms to map cannabis compounds and mechanisms of action. Its research spans preclinical and clinical studies across oncology, neurology, and women’s health.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements may include, but are not limited to, statements regarding the completion and performance of the Agreements with Cannasoul, the collaboration between Cannasoul’s research and analytics platform and InterCure’s pharmaceutical business, the development and commercialization of evidence-based and next-generation cannabis therapeutics, the appointment and activities of Prof. Dedi Meiri as Chairperson of the Scientific Advisory Board, the strengthening of InterCure’s scientific leadership, the acceleration of product development under the Collaboration Agreement, and InterCure’s expectations to expand its international presence and deliver value to patients and shareholders. These statements are often characterized by terminology such as “believes,” “hopes,” “may,” “anticipates,” “should,” “intends,” “plans,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy,” and similar expressions, and are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments, and other factors believed to be appropriate. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Factors that could cause actual results to differ materially include, but are not limited to, the ability of InterCure and Cannasoul to fulfill the conditions of the Agreements and obtain regulatory approvals, the successful execution of R&D and commercialization projects under the Collaboration Agreement, the Company’s success in its global expansion plans, continued growth, expected operations, financial results, business strategy, competitive strengths, and external factors such as the political conditions and the conflict in Israel, the war in Ukraine, and general market conditions. Forward-looking information is based on a number of assumptions and is subject to numerous risks and uncertainties, many of which are beyond InterCure’s control, which could cause actual results and events to differ materially from those disclosed in or implied by such information. Such risks and uncertainties include, but are not limited to, changes in economic, business, and political conditions; changes in applicable laws; regulatory developments and enforcement related to cannabis in Israel, the U.S., and other jurisdictions; changes in public perception of the cannabis industry; and reliance on the expertise and judgment of senior management. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in InterCure’s most recent Annual Report on Form 20-F and in other filings made with the U.S. Securities and Exchange Commission.

Company Contact:

InterCure Ltd.

Amos Cohen, Chief Financial Officer

amos@intercure.co

Investor Relations Contact:

Arx Investor Relations

North American & Israeli Equities Desks

intercure@arxhq.com